OM 3.17

BB 3/15

SECU 05038405 COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-051088

SEC MAIL PROCESSING RECEIVED MAR 0 1 2005 WASH., D.C. 153 SECTION

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINING 01/01/2004 (MM/DD/YY) AND ENDING 12/31/2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:
Intercoastal Financial Services Corp.

OFFICAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

400 S. U.S. Highway One, Suite 3
(No. and Street)

Jupiter	Florida	33477
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code - Telephone No.)

B. ACCOUNTANT DESIGNATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

P. Jason Ling, CPA, P.A.
(Name - *if individual, state last, first, middle name*)

Boca Raton	**Florida**	**33486**
(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its Possessions

PROCESSED
MAR 1 8 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual audit be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are required to respond unless the form displays a current valid OMB control number.

CA 3/14

OATH OR AFFIRMATION

I, David C Delaney, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm or Intercoastal Financial Services Corp, as of **December 31**, 31 **04** are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

President

Title

Public Notary

MARILYN R. O'LEARY
Notary Public - State of Florida
My Commission Expires Aug 6, 2008
Commmission # DD139946
Bonded By National Notary Assn.

This report contains (check all applicable boxes);

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-1.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

INTERCOASTAL FINANCIAL SERVICES, CORP.

FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2004
AND
REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANT

INTERCOASTAL FINANCIAL SERVICES CORP.
FINANCIAL STATEMENTS AND SCHEDULES
FOR THE YEAR ENDED DECEMBER 31, 2004

TABLE OF CONTENTS

P Jason Ling, CPA, P.A.
786 NW 6th Drive
Boca Raton, FL 33486
Phone: (561) 361-9595; Fax: (561) 892-8382

REPORT OF INDEPENDENT AUDITOR

Board of Directors
Intercoastal Financial Services, Corp:

We have audited the accompanying statement of financial condition of Intercoastal Financial Services, Corp. as of December 31, 2004, and the related statement of operations, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain a reasonable assurance about whether the financial statements are free of material misstatement. An audit includes, examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Intercoastal Financial Services, Corp. as of December 31, 2004, and the results of its operations and cash flows for the year then ended in conformity with United States generally accepted accounting principles.

Our audit was conducted for the purpose of informing an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subject to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

P. Jason Ling CPA, PA

Boca Raton, Florida
February 25, 2005

INTERCOASTAL FINANCIAL SERVICES CORP.
STATEMENT OF FINANCIAL CONDITION
FOR THE YEAR ENDED DECEMBER 31, 2004

ASSETS		
Current Assets		
Cash and cash equivalents	$	42,613
Due from clearing broker		668,993
Marketable securities, at market value		241,990
Deposits		3,900
Property, equipment and leasehold improvements, net		61,359
Prepaid expenses		18,994
Total Assets		1,037,849
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current Liabilities		
Accounts payable and accrued expenses		61,854
Securities sold, not yet purchased		42,715
Commissions payable		98,091
Due to clearing broker		239,474
		442,134
Other Liabilities		
Liabilities subordinated to claims of general creditors		951,496
Total Liabilities		1,393,630
Shareholders' Equity:		
Common stock, $.01 par value, 1,000,000 shares authorized, issued and outstanding		10,000
Accumulated deficit		(365,781)
Total Shareholders' Equity		(355,781)
Total Liabilities & Shareholders' Equity	$	1,037,849

The accompanying notes are an integral part of these financial statements

INTERCOASTAL FINANCIAL SERVICES CORP.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2004

REVENUES	
Principal transactions	$ 1,214,838
Agency Commissions	149,255
interest	13,667
Total Revenue	1,377,760
EXPENSES	
Employee compensation and benefits	961,675
Clearance fees	180,932
Professional fees	136,171
Quotations and research	86,522
Occupancy	59,370
Interest expense	52,898
Communication and data processing	23,385
Licenses & registrations	19,142
Dues and subscriptions	10,697
Management fees	6,067
Depreciation	1,990
Bank fees	1,350
Total Expenses	1,540,199
Net Income (Loss) Before Taxes	(162,439)
Provision For Income Taxes	-
Net Income (Loss) After Tax	$ (162,439)

The accompanying notes are an integral part of these financial statements

INTERCOASTAL FINANCIAL SERVICES CORP.
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2004

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balance as of December 31, 2003	$ 10,000	$ -	$ (203,342)	$ (193,342)
2004 Net Income (loss)			(162,439)	(162,439)
Balance as of December 31, 2004	$ 10,000	$ -	$ (365,781)	$ (355,781)

INTERCOASTAL FINANCIAL SERVICES CORP.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2004

Cash Flows From Operating Activities	
Net income	$ (162,439)
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	1,991
Change in Assets and Liabilities:	
Decrease in due to clearing broker	190,209
Increase in marketable securities	(206,936)
increase in deposits	(3,900)
Increase in receivable from clearing broker	(6,294)
Increase in prepaid expenses	(440)
Decrease in restricted cash	250,000
Decrease in commissions payable	(100,782)
Decrease in securities sold, not yet purchased	(252,784)
Increase in accounts payable & accrued expenses	45,696
Total adjustments	(83,240)
Net Cash Used In Operating Activities	(245,679)
Cash Flows From Investing Activities	
Purchase of furniture, equipment and leasehold improvements	(63,350)
Cash Flows From Financing Activities	
Increase in interest payable from subordinate notes	52,875
Net increase (decrease) in cash & cash equivalents	(256,154)
Cash & cash equivalents - Beginning of Period	298,767
Cash &cash equivalents - End of Period	$ 42,613
Supplemental Cash Flows Disclosure	
Cash paid for interest	$ 23
Cash paid for taxes	684

INTERCOASTAL FINANCIAL SERVICES CORP.
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF CREDITORS
FOR THE YEAR ENDED DECEMBER 31, 2004

Subordinated loans, beginning	$ 898,621
Increases:	
Accrued interest	52,875
Subordinated loans, end	$ 951,496

The accompanying notes are an integral part of these financial statements

1. ORGANIZATION & NATURE OF BUSINESS

Intercoastal Financial Services Corp. (the "Company") was incorporated on December 24, 1997 pursuant to the laws of the state of Florida. The Company is a registered broker-dealer with the Securities and Exchange Commission and the National Association of Securities Dealers. The Company is a wholly owned subsidiary of Intercoastal Holdings, L.L.C. (the "Parent").

The Company operates one office in Jupiter, Florida. The Company's primary sources of revenue are principal trading and market making in over-the counter equities. In connection with its activities as a broker-dealer, the Company clears its securities transactions on a fully disclosed basis through Penson Financial Services Inc. (Penson). Although the Company's clearing firm maintains all of the accounts of such customers and preserves all required and customary records, the Company remains contingently liable for losses, which might be incurred on these accounts.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Securities Transactions
Proprietary securities transactions in regular-way trades are recorded on the trade date as if settled. Profit and loss from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Customers' security transactions and related commissions and expenses are reported on a trade date basis.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Marketable securities are valued at market value. Securities not readily marketable are valued by management based on their experience in the industry.

Securities Owned and Sold, Not Yet Purchased
Securities owned and securities sold, not yet purchased are carried at quoted market value. The increase or decrease in net unrealized appreciation or depreciation of securities owned and sold, not yet purchased is credited or charged to operations and is included in Principal transactions in the statement of operations.

Fair Value of Financial Instruments
Substantially all of the Company's financial assets and liabilities are carried at market value or at amounts, which, because of their short-term nature, approximate current fair value.

Furniture, Equipment and Leasehold Improvements
All furniture, equipment, and leasehold improvements are recorded at cost. Amortization on leasehold improvements is provided on a straight-line basis over five years, the length of lease. Furniture and equipment are depreciated using the straight-line method, generally over five to seven years.

Cash Equivalents
Cash equivalents are short-term, liquid investments with an original maturity of three months or less and are carried at cost, which approximate market value.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES- continued

Computation of customer reserve
The Company is exempt from customer reserve requirements and providing information relating to possession or control of securities pursuant to Rule 15c3-3 of the Securities and Exchange Act of 1934. The Company meets the exemptive provisions of Paragraph (k)(2)(ii).

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. DUE TO/FROM CLEARING BROKER

The Company has a clearing agreement with one principal clearing broker, Penson Financial Services Inc. (Penson). The clearing and depository operations for the Company's securities transactions are provided by Penson pursuant to a clearing agreement. At December 31, 2004 the due from the clearing broker represents cash maintained at the clearing broker and commissions earned ($134,678) as an introducing broker for the transactions of its customers. The amount due from broker is partially restricted in an amount equal to the market value of marketable securities sold, not yet purchased and $250,000, the minimum deposit required by the Company's clearing broker.

Due to clearing broker represents amounts owed to the clearing broker equivalent to the cost basis of securities inventory long purchased and held at the clearing broker. The Company earns interest income and/or incurs interest expense on balances due from/to the clearing broker.

4. RELATED PARTY TRANSACTIONS

As discussed in Note 1, the Parent wholly owns the Company. Management fees paid by the Company to its Parent totaled approximately $6,067 for fiscal year 2004. The management fees are paid for financial and administrative services. The management fee is a mutually agreed upon amount and may not represent the cost of obtaining the aforementioned items from an unrelated party. The Company also has three approved subordinated loans from the Parent, during 2004 interest expense accrued and payable to the Parent totaled $52,875 (see Note 9).

5. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Act of 1934 uniform net capital rule, which requires the maintenance of a minimum net capital (as defined) and requires that the ratio of aggregate indebtedness to net capital not exceed 15 to 1. At December 31, 2004, the Company had net capital of $460,531, $360,531 in excess of its minimum net capital requirement per SEC Rule 15c3-1. The Company's ratio of aggregate indebtedness to net capital was .36 to1.

6. CONTRACTUAL COMMITMENTS

The Company's has a clearing agreement with Penson Financial Services, Inc. The term of the agreement is two years, expires in March 2007, and is cancelable with 45 days written notice. The clearing agreement requires the Company to maintain a $250,000 clearing deposit. The company has agreed to indemnify its clearing broker for losses that the clearing broker may sustain from customer and proprietary accounts introduced by the Company.

The Company is obligated under a non-cancelable operating lease for approximately 1,600 square feet of office space in Jupiter, Florida that expires on October 18, 2009. The future minimum annual rental payments for the non-cancelable lease are approximately:

2005	52,674
2006	54,007
2007	55,594
2008	57,124
2009	48,704
	268,103

7. INCOME TAXES

The Company accounts for income taxes in accordance with the Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes," which requires the recognition of deferred tax liabilities and assets at currently enacted tax rates for the expected future tax consequences of events that have been included in the financial statements and tax returns. As of December 31, 2004, the Company had no material temporary differences.

FASB 109 requires a valuation allowance to reduce the deferred tax assets reported if, based on the weight of the evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized. At December 31, 2004 the Company had no deferred tax assets or liabilities. The components of the income tax provision (benefit) are as follows:

		Year ended December 31, 2004
Deferred tax asset	(expires 2024)	$ 32,500
Deferred tax asset	(expires 2022)	31,700
Deferred tax asset	(expires 2021)	17,800
Valuation Allowance		(82,000)
Deferred Tax Asset		0

8. OFF-BALANCE-SHEET RISK

The Company's customers' securities transactions are introduced on a fully-disclosed basis with its clearing broker/dealers. The clearing broker/dealer is responsible for collection of and payment of funds, and receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker/dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the creditworthiness of its customers and proper executions of customer transactions by the clearing broker/dealer.

The Company's market making and trading activities expose the Company to market risk. Market risk is the potential change in an instrument's value caused by fluctuations in interest and currency exchange rates, equity prices, credit spreads, or other risks.

The Company maintains accounts with Penson, its clearing Broker. The accounts contain cash and securities. Balances are insured up to $500,000 (with a limit of $100,000 for cash) by the Securities Investor Protection Corporation. Account balances may exceed these amounts at any given time.

The Company maintains cash balances at a regional bank. The cash balances are insured by the Federal Deposit Insurance Corporation up to $100,000, but the balances may exceed that amount at any time.

9. LIABILITIES SUBORDINATED TO GENERAL CREDITORS

Since inception, the Company has entered into three subordinated equity loans with the Parent. All the loans are unsecured and have been approved by the NASD. Under the terms of the loans, the interest payable on the loans is treated as subordinated debt.

The borrowings under subordinated agreements as of December 31, 2004 are as follows:

Amount	Interest Rate	Effective Date	Maturity Date
$140,000	8.57 %	08/07/1998	12/31/2007
150,000	8.00 %	12/08/1999	01/31/2006
350,000	8.25 %	01/04/1999	01/31/2008
640,000			
311,496	Accrued interest payable classified as subordinated debt		
$951,496			

The subordinated borrowings are available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid

10. SECURITIES OWNED AND SOLD, NOT YET PURCHASED

Securities are valued at market value. The resulting difference between cost and market value is included in the statement of operations. Securities owned and securities sold, not yet purchased, consist of the following at December 31, 2004

	Owned	Sold, not yet Purchased
Corporate equities	$ 241,990	$ 42,715

Securities sold, not yet purchased represent obligations of the Company to purchase the securities at prevailing market prices. The ultimate gains or losses recognized are dependent upon the prices at which these securities are purchased to settle the obligation under the sales commitments. Accordingly, these transactions result in off-balance-sheet market risk as the Company's ultimate obligation may exceed the amount recognized in the financial statements.

11. FURNITURE, EQUIPMENT AND LEASEHOLD IMPROVEMENTS

Furniture, Equipment and Leasehold Improvements, net consists of the following:

	December 31, 2004
Furniture and Fixtures	29.094
Computer and office equipment	21,890
Leasehold improvements	12,366
	63,350
Less: Accumulated depreciation	1,991
	61,359

12. SUBSEQUENT EVENTS

On February 22, 2005 the NASD approved an amendment to one of the Company's subordinated loan agreements to extend the maturity date for three additional years. The original subordinated loan for $150,000 with a maturity date of January 31, 2006 has been extended to January 31, 2009.

INTERCOASTAL FINANCIAL SERVICES CORP.
COMPUTATION OF NET CAPITAL PURSUANT TO SEC RULE 15c3-1
FOR THE YEAR ENDED DECEMBER 31, 2004

Computation of Net Capital	
Shareholders Equity:	$ (355,781)
Less: Non-allowable assets	84,253
Deposits	3,900
Property, equipment and leasehold improvements, net	61,359
Prepaid expenses	18,994
Other deductions- blockage	8,594
Add: Subordinated Loans	951,496
Tentative Net Capital	502,868
Haircuts on securities inventory	42,337
Net Capital	$ 460,531
Minimum Net Capital Requirement	100,000
Net Capital in Excess of Requirement	$ 360,531
Computation of Aggregate Indebtedness	
Accounts payable and accrued expenses	61,854
Commissions payable	98,091
Due to clearing broker	6,297
Total Aggregate Indebtedness	$ 166,242
Ratio of aggregate indebtedness to net capital	.36 to 1
Reconciliation with company's calculation as reported on December 31, 2004 FOCUS report	
Net Capital as reported in December 31, 2004 Form X-17A-5, Part IIA (unaudited) FOCUS report	461,039
Increase in securities haircuts	(80)
Increase in due to clearing broker	(1,629)
Increase in inventory long	1,201
Net Capital, Per Above	460,531

INTERCOASTAL FINANCIAL SERVICES, CORP.
INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS
UNDER SEC RULE 15c3-3 AS OF DECEMBER 31, 2004

Intercoastal Financial Services, Corp. operates pursuant to the (k)(2)(ii) exemption under SEC Rule 15c3-3 and does not hold funds or securities. Intercoastal Financial Services, Corp. is, therefore, exempt from the reserve formula calculations and possession and control computations.

P Jason Ling, CPA, P.A.

786 NW 6th Drive
Boca Raton, FL 33486
Phone: (561) 361-9595; Fax: (561) 892-8382

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL STRUCTURE AS REQUIRED BY SEC RULE 17a-5

Board of Directors
Intercoastal Financial Services, Corp.:

In planning and performing our audit of the financial statements and supplemental schedules of Intercoastal Financial Services, Corp. (the Company) for the year ended December 31, 2004, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial function relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. making the quarterly securities examinations, counts, verifications and comparisons
2. recordation of differences required by rule 17a-13
3. complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control elements does not reduce to a relatively low level the risk that errors or irregularities in the amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

P. Jason Long CPA, PA

Boca Raton, Florida
February 25, 2005